

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2019

Douglas J. Swirsky
President, Chief Executive Officer and Director
REXAHN PHARMACEUTICALS, INC.
15245 Shady Grove Rd
Suite 455
Rockville, Maryland 20850

      Re: REXAHN PHARMACEUTICALS, INC.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed March 7, 2019
          File No. 001-34079

Dear Mr. Swirsky:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences